Exhibit 99.1

Beamr Announcement

Beamr is bringing the Video technology of Google & Meta to everyone

We are delighted to invite you to an insightful webinar to introduce Beamr’s upcoming cloud service, which is scheduled to launch on February 20, 2024. The new cloud service will simplify video processing and make it accessible and affordable to everyone.

Register today to Beamr’s launch webinar with CEO Sharon Carmel
February 20, 2024, 1PM EST
http://bit.ly/beamr-cloud-launch

We believe that the new cloud service will disrupt the video world.

Video is everywhere today, and usage is growing fast: in Artificial Intelligence (AI), Machine Learning (ML), Streaming (OTT), User-Generated-Content (UGC) and Social media or Video conferencing repositories.

But video processing at scale is costly and complex. Managing video processing efficiently used to be exclusive to tech giants, like Meta and Google. Up until now.

The upcoming Beamr’s video cloud service will allow everyone to access automated and cost-efficient workflows that simplify video management and cut storage and network costs, without compromising on quality, thanks to Beamr’s award winning and patent proven technology.

Want to learn more about Beamr’s new video cloud service, and be the first to hear about our Q2 roadmap?

Register today to Beamr’s launch webinar with CEO Sharon Carmel
February 20, 2024, 1PM EST
http://bit.ly/beamr-cloud-launch